Exhibit 11

RTW, INC. AND SUBSIDIARY
Statement Regarding Computation of Basic and Diluted Net Income Per Share

For the three months ended:
March 31,
2004
Basic weighted average shares outstanding	5,127,837
Stock options
Options at $9.50	—
Options at $8.75	—
Options at $6.18	26
Options at $6.00	701
Options at $5.33	262
Options at $4.50	1,234
Options at $3.80	9,677
Options at $3.13	6,190
Options at $2.60	9,581
Options at $2.42	36,846
Options at $2.20	12,903
Options at $2.19	91,036
Options at $2.00	1,694
Options at $1.98	112,602

Diluted weighted average shares outstanding	5,410,589

Net income ($000’s)	$930
Net income per share:
Basic income per share	$0.18
Diluted income per share	$0.17

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